Exhibit 99.21

DIGIHOST INTERNATIONAL, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019 AND

FOR THE PERIOD FROM INCORPORATION

(OCTOBER 9, 2018) TO DECEMBER 31, 2018

(EXPRESSED IN UNITED STATES DOLLARS)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Digihost International, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Digihost International, Inc. (the Company), which comprise the statements of financial position as at December 31, 2019 and 2018, and the statements of loss and comprehensive loss, statements of cash flows and statements of changes in equity for the year ended December 31, 2019 and for the period from incorporation (October 9, 2018) to December 31, 2018, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and its financial performance and its cash flows for the year ended December 31, 2019 and for the period from incorporation (October 9, 2018) to December 31, 2018, in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with those requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Relating to Going Concern

We draw your attention to Note 1 in the financial statements, which indicates that the Company incurred a comprehensive loss of $269,968 during the year ended December 31, 2019. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Information Other than the Financial Statements and Auditor’s Report Thereon

Management is responsible for the other information. The other information comprises the annual management’s discussion and analysis, but does not include the financial statements and our auditor’s report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Pat Kenney.

Chartered Professional Accountants

Licensed Public Accountants

Mississauga, Ontario

June 11, 2020

Digihost International, Inc.

Statements of Financial Position

(Expressed in United States Dollars)

	As at December 31, 2019	As at December 31, 2018
ASSETS

Current assets
Cash	$152,154	$-
Cash held in trust	1,151,783	-
Amounts receivable (note 5)	161,919	20
Loan receivable (note 9)	2,431,655	-
Total assets	$3,897,511	$20

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities
Accounts payable and accrued liabilities (note 6)	$68,458	$4,765
Subscription liability (note 10)	4,103,766	-
Total liabilities	4,172,224	4,765

Shareholders’ deficiency
Share capital (note 7)	20	20
Deficit	(274,733)	(4,765)
Total shareholders’ deficiency	(274,713)	(4,745)
Total liabilities and shareholders’ deficiency	$3,897,511	$20

Nature of operations and going concern (note 1)
Other events (note 12)

Subsequent events (note 13)

Approved on behalf of the Board:

“Michel Amar”               ,Director

The accompanying notes are an integral part of these financial statements.

Digihost International, Inc.

Statement of Loss and Comprehensive Loss

(Expressed in United States Dollars)

	Year Ended	From Incorporation (October 9, 2018) to
	December 31, 2019	December 31, 2018
Operating expenses
Professional fees	$262,793	$4,765
Bank charges and foreign exchange	7,175	-

Net loss and comprehensive loss for the period	$(269,968)	$(4,765)

Basic and diluted loss per share (note 8)	$(134,984)	$(2,383)

Weighted average number of common shares outstanding - basic and diluted	2	2

The accompanying notes are an integral part of these financial statements.

Digihost International, Inc.

Statement of Cash Flows

(Expressed in United States Dollars)

	Year Ended December 31, 2019	From Incorporation (October 9, 2018) to December 31, 2018
Operating activities
Net loss for the period	$(269,968)	$(4,765)
Adjustments for:
Non-cash working capital items:
Amounts receivable	(161,899)	(20)
Accounts payable and accrued liabilities	63,693	4,765

Net cash used in operating activities	(368,174)	(20)

Financing activities
Issue of common shares (note 7(b)(i))	-	20
Subscription proceeds (note 10)	4,103,766	-
Funds advanced for loan receivable	(2,431,655)	-

Net cash provided by financing activities	1,672,111	20

Net change in cash	1,303,937	-
Cash, beginning of period	-	-

Cash, end of period	$1,303,937	$-

The accompanying notes are an integral part of these financial statements.

Digihost International, Inc.

Statement of Changes in Shareholders’ Deficiency

(Expressed in United States Dollars)

	Number of shares	Share capital	Deficit	Total
Balance, October 9, 2018	-	$-	$-	$-
Common shares issued (note 7(b)(i))	2	20	-	20
Net loss for the period	-	-	(4,765)	(4,765)
Balance, December 31, 2018	2	20	(4,765)	(4,745)
Net loss for the year	-	-	(269,968)	(269,968)
Balance, December 31, 2019	2	$20	$(274,733)	$(274,713)

The accompanying notes are an integral part of these financial statements.

Digihost International, Inc.

Notes to the Financial Statements

For the year ended December 31, 2019 and for the period from incorporation to December 31, 2018

(Expressed in United States Dollars)

1.	Nature of operations and going concern

Digihost International, Inc. (the “Company” or “Digihost”) was incorporated under the laws of the State of Delaware on October 9, 2018. The Company is a blockchain technology company with operations in cryptocurrency mining for its own account as well as providing hosting services to cryptocurrency mining customers. The head office of the Company is located at 1001 East Delavan Avenue, Buffalo, New York, 14215.

These financial statements of the Company were reviewed, approved and authorized for issue by the Board of Directors on June 11, 2020.

The financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern. It would, in this situation, be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. Such adjustments could be material.

As at December 31, 2019, the Company has no source of operating cash flow and had an accumulated deficit of $274,733 (December 31, 2018 - $4,765). Net comprehensive loss for the year ended December 31, 2019 was $269,968 (December 31, 2018 - $4,765). The Company also had a working capital deficiency of $274,713 as at December 31, 2019 (December 31, 2018 - $4,745). These conditions raise material uncertainties which may cast significant doubt as to whether the Company will be able to continue as a going concern.

These financial statements have been prepared on a going concern basis, which presumes realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern, namely its ability to generate sufficient cash resources to meet its obligations for at least twelve months from the end of the reporting period, is dependent upon its ability to arrange future financing, which is largely dependent upon prevailing capital market conditions, continued support of its shareholder base and achieving positive cash flows from operations. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. Such adjustments could be material.

2.	Significant accounting policies

Statement of compliance

The financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended December 31, 2019.

Basis of presentation

These financial statements have been prepared on a historical cost basis, with the exception of financial instruments classified at fair value through profit or loss (“FVTPL”) as explained in the notes below. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Functional and presentation currency

These financial statements are presented in United States Dollars, which is also the functional currency of the Company. All financial information is expressed in United States Dollars otherwise stated and has been rounded to the nearest dollar.

Digihost International, Inc.

Notes to the Financial Statements

For the year ended December 31, 2019 and for the period from incorporation to December 31, 2018

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

Financial instruments

In July 2014, the IASB issued the final publication of the IFRS 9 standard, which supersedes lAS 39, Financial Instruments: recognition and measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, new guidance for measuring impairment on financial assets, and new hedge accounting guidance. The Company has adopted IFRS 9, however, this guidance had no impact on the Company’s financial statements.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains the primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVTOCI”) and fair value through profit and loss (“FVTPL”).

Financial assets

Financial assets are classified as either financial assets at FVTPL, amortized cost, or FVTOCI. The Company determines the classification of its financial assets at initial recognition.

●	Financial assets recorded at FVTPL

Financial assets are classified as FVTPL if they do not meet the criteria of amortized cost or FVTOCI. Gains or losses on these items are recognized in profit or loss.

●	Amortized cost

Financial assets are classified as measured at amortized cost if both of the following criteria are met and the financial assets are not designated as at fair value through profit and loss: 1) the object of the Company’s business model for these financial assets is to collect their contractual cash flows; and 2) the asset’s contractual cash flows represent “solely payments of principal and interest”. The Company’s cash, cash held in trust, amounts receivables and loan receivable are classified as financial assets and measured at amortized cost.

Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

●	Amortized cost

Financial liabilities are classified as measured at amortized cost unless they fall into one of the following categories: financial liabilities at FVTPL, financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition, financial guarantee contracts, commitments to provide a loan at a below-market interest rate, or contingent consideration recognized by an acquirer in a business combination.

The Company’s accounts payable and accrued liabilities and subscription liability do not fall into any of the exemptions and are therefore classified as measured at amortized cost.

Transaction costs

Transaction costs associated with financial instruments, carried at FVTPL, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

Digihost International, Inc.

Notes to the Financial Statements

For the year ended December 31, 2019 and for the period from incorporation to December 31, 2018

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

Financial instruments (continued)

Subsequent measurement

Instruments classified at FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss. Instruments classified at amortized cost are measured at amortized cost using the effective interest rate method. Instruments classified as FVTOCI are measured at fair value with unrealized gains and losses recognized in other comprehensive income.

Derecognition

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

Expected Credit Loss Impairment Model

IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial application. The adoption of the expected credit loss impairment model had no impact on the Company’s financial statements.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full or when the financial asset is more than 90 days past due.

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

●	Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and
●	Level 3 –	inputs for the assets or liability that are not based on observable market data (unobservable inputs).

Related party transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

Digihost International, Inc.

Notes to the Financial Statements

For the year ended December 31, 2019 and for the period from incorporation to December 31, 2018

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated to United States dollars at exchange rates in effect at the reporting date. Non-monetary assets and liabilities are translated at historical exchange rates at the respective transaction dates. Revenue and expenses are translated at the rate of exchange at each transaction date. Gains or losses on translation are included in foreign exchange expense.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares.

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. The Company does not record deferred tax assets to the extent that the Company does not consider it probable that a deferred tax asset will be recovered.

Critical accounting judgements, estimates and assumption

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Digihost International, Inc.

Notes to the Financial Statements

For the year ended December 31, 2019 and for the period from incorporation to December 31, 2018

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

Critical accounting judgements, estimates and assumption (continued)

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i)	Income, value added, withholding and other taxes:

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

(ii)	Going concern

The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available for its operations and working capital requirements as discussed in note 1.

(iii)	Valuation of amounts receivable

Assessing the collectibility of amounts receivable and appropriateness of any bad debt reserve requires management judgment.

New accounting policies

Leases (“IFRS 16”)

IFRS 16 was issued in January 2016 and replaces IAS 17 – Leases as well as some lease related interpretations. With certain exceptions for leases under twelve months in length or for assets of low value, IFRS 16 states that upon lease commencement a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is initially measured at the amount of the liability plus any initial direct costs. After lease commencement, the lessee shall measure the right-of-use asset at cost less accumulated depreciation and accumulated impairment. A lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. IFRS 16 requires that lessors classify each lease as an operating lease or a finance lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Otherwise it is an operating lease. The application of the new standard had no impact on the financial statements as at December 31, 2019.

Digihost International, Inc.

Notes to the Financial Statements

For the year ended December 31, 2019 and for the period from incorporation to December 31, 2018

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

New accounting policies (continued)

Uncertainty over Income Tax Treatments (“IFRIC 23”)

The Company adopted IFRIC 23 on January 1, 2019 on a modified retrospective basis without restatement of comparative information. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The adoption of the new standard had no impact on the financial statements as at December 31, 2019.

Business Combinations (“IFRS 3”)

In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. The Company has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, the Company allocates the transaction price to the individual identifiable assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill is recognized. Acquisitions that continue to meet the definition of a business combination are accounted for under the acquisition method, without any changes to the Company’s accounting policy. There was no impact on the Company’s financial statements.

3.	Capital management

The primary objectives of the Company’s capital management are to manage the operations to generate positive returns for shareholders. The Company will manage its capital structure and make changes to it in light of changes in economic conditions and the risk characteristics of the nature of the business.

The Company considers its capital structure to be share capital. In order to adjust its capital structure, the Company may issue share capital, seek debt financing and adjust its capital spending. In addition, the Company is not subject to any externally imposed capital requirements.

Digihost International, Inc.

Notes to the Financial Statements

For the year ended December 31, 2019 and for the period from incorporation to December 31, 2018

(Expressed in United States Dollars)

4.	Financial instruments and risk factors

Fair value

The fair value of a financial instrument is the estimated amount that the Company would receive or pay to settle the financial assets and liabilities at the reporting date. The carrying values of amounts receivable, accounts payable and accrued liabilities and subscription liability approximates their fair value due to the relatively short periods to maturity of the financial instruments.

Risk management framework

The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company’s business objectives and risk tolerance levels. While the directors have overall responsibility for the establishment and oversight of the Company’s risk management framework, management has the responsibility to administer and monitor these risks.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

Cash consists of bank balances. The Company manages the credit exposure related to cash by selecting financial institutions with high credit ratings. Given these credit ratings, management does not expect any counterparty to fail to meet its obligations. The Company believes no impairment is necessary in respect of loan receivable as balances are monitored on a regular basis with the result that exposure to bad debt is insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet its liabilities when due. The Company’s ongoing liquidity will be impacted by various external events and conditions.

The Company expects to settle its financial liabilities in the normal course of operations and to fund future operational requirements through operating cash flows and equity financings.

5.	Amounts receivable

The amounts receivable represents amounts paid on behalf of Hashchain Technology Inc. in connection with the proposed reverse takeover transaction as described in note 13. This amount was eliminated on completion of the reverse takeover transaction.

6.	Accounts payable and accrued liabilities

	As at December 31,	As at December 31,
	2019	2018
Accounts payable	$62,683	$-
Accounting accrual	-	1,100
Audit accrual	5,775	3,665
	$68,458	$4,765

Digihost International, Inc.

Notes to the Financial Statements

For the year ended December 31, 2019 and for the period from incorporation to December 31, 2018

(Expressed in United States Dollars)

7.	Share capital

a)	Authorized share capital

The authorized share capital consists of 200,000 common shares with a par value of $10 per common share.

b)	Common shares issued

(i) On October 9, 2018, the Company issued 2 common shares to individuals for gross proceeds of $20.

8.	Net loss per common share

The calculation of basic loss per share for the year ended December 31, 2019 was based on the loss attributable to common shareholders of $269,968 (from incorporation (October 9, 2018) to December 31, 2018 - $4,765) and the weighted average number of common shares outstanding of 2.

9.	Related party transactions

During the year ended December 31, 2019, Nyam, LLC, a company controlled by the Chief Executive Officer (“CEO”) of Digihost was loaned $2,431,655 (December 31, 2018 - $nil). These amounts are non-interest bearing and unsecured. $2,322,460 of this amount was settled through the transfer of digital mining equipment from Nyam, LLC to Digihost concurrent with the transfer and assignment of the lease as described in note 12 (i).

In September 2019, Ms. Cindy Davis was appointed Chief Financial Officer of the Company. Ms. Davis is also a senior employee of Marrelli Support Services Inc. (“Marrelli Support”). Marrelli Support also provides accounting services to the Company. During the year ended December 31, 2019, the Company paid and accrued Marrelli Support $25,824 (December 31, 2018 - $nil) for accounting and CFO services. As at December 31, 2019, Marrelli Support was owed

$2,436 (December 31, 2018 - $nil).

10.	Subscription liability

During the year ended December 31, 2019, the Company received funds in connection with a non-brokered private placement for 5,481,912 subscription receipts exchangeable for common shares at CAD$0.96 per subscription receipt and 110,575 unit subscription receipts exchangeable for units (comprised of one common share and one common share purchase warrant) at CAD$1.20 per unit subscription receipt for gross proceeds of $4,103,766. The proceeds were received prior to December 31, 2019 and were recorded as a subscription liability, for an aggregate total $4,103,766. See note 13.

Digihost International, Inc.

Notes to the Financial Statements

For the year ended December 31, 2019 and for the period from incorporation to December 31, 2018

(Expressed in United States Dollars)

11.	Income taxes

(a)	Provision for income taxes

	Year Ended December 31, 2019	From Incorporation (October 9, 2018) to December 31, 2018
Loss before income taxes	$(269,968)	$(4,765)
Combined statutory income tax rate	27.50%	27.50%
Income tax benefit at the statutory tax rate	(74,241)	(1,310)
Tax benefits not recognized	74,241	1,310

Income tax provision	$-	$-

(b)	Deferred income tax

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can use the benefits.

	As at December 31,	As at December 31,
	2019	2018
Non-capital loss carry-forwards	$75,551	$1,310
Unrecognized deductible temporary differences	$75,551	$1,310

As at December 31, 2019, the Company had approximately $274,731 of non-capital income tax losses in the US available for carry forward.

12.	Other events

(i) On March 28, 2019, BIT Management, LLC, Nyam, LLC and BIT Mining International, LLC (collectively the “Sellers”, all companies controlled by the CEO of Digihost) and Digihost entered into an agreement for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment, the transfer of the lease of the 1001 East Delavan facility and transfer of a power contract for the supply of electricity at the facility. As consideration and on closing of the Proposed Transaction with HashChain, Digihost will issue 104,000 common shares of Digihost at a deemed value of $26.00 per common share for an aggregate deemed value of $2,704,000. In connection with this agreement, the Company has a minimum lease commitment of $1,865,952.

(ii) On March 28, 2019, BIT Mining International LLC and Digihost entered into an agreement for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment located at a leased facility at 1001 East Delavan facility. As consideration and on closing of the Proposed Transaction with HashChain, Digihost will issue 60,000 common shares of Digihost at a deemed value of $26.00 per common share for an aggregate deemed value of $1,560,000.

Digihost International, Inc.

Notes to the Financial Statements

For the year ended December 31, 2019 and for the period from incorporation to December 31, 2018

(Expressed in United States Dollars)

13.	Subsequent events

(i) On February 14, 2020, the Company completed a reverse takeover transaction (the “RTO Transaction”) between Digihost International, Inc. (“Digihost”) and HashChain Technology Inc. (“HashChain”) and the closing of a non- brokered private placement (the “Financing”) of Digihost.

In connection with completion of the RTO Transaction, HashChain has changed its name to “Digihost Technology Inc.” (“New Digihost”) and reclassified its common shares as subordinate voting shares (“New Digihost SV Shares”), entitling holders of New Digihost SV Shares to one (1) vote per New Digihost SV Share on matters to be voted on by shareholders, in addition to amending its notice of articles to allow for the issuance of proportionate voting shares (the “New Digihost PV Shares”). Each New Digihost PV Share is convertible into two-hundred (200) New Digihost SV Shares at the option of the holder. Holders of New Digihost PV Shares will be entitled to one vote in respect of each New Digihost SV Share into which the New Digihost PV Shares may be converted.

Former shareholders of Digihost and HashChain are now shareholders of New Digihost. Immediately prior to the completion of the RTO Transaction, HashChain completed a consolidation of all of its issued and outstanding common shares on the basis of forty (40) common shares for one (1) new common share.

Immediately prior to completion of the RTO Transaction, Digihost issued 164,000 Digihost Shares (the “Digihost Asset Shares”) in consideration for the purchase of certain assets as described in note 12. Pursuant to the RTO Transaction, holders of Digihost Asset Shares received approximately 181.83 New Digihost SV Shares in exchange for each Digihost Asset Share, and holders of common shares of each of HashChain (on a post-consolidation basis) and Digihost received one (1) New Digihost SV Share in exchange for each common share of HashChain and Digihost, as applicable. Michel Amar, the CEO and a director of Digihost, received 10,000 New Digihost PV Shares in exchange for 2,000,000 common shares of Digihost. Additionally, directors, officers and consultants of New Digihost were granted a total of 1,875,000 options to purchase New Digihost SV Shares (the “New Digihost Options”), with each New Digihost Option exercisable for a New Digihost SV Share at a price of C$0.96 and expiring five (5) years from the date of grant.

Immediately prior to completion of the RTO Transaction, Digihost completed its Financing for aggregate gross proceeds of C$5,342,005 ($4,103,766) consisting of the sale of 5,481,912 common share subscription receipts (the “Common Share Subscription Receipts”) at a price of C$0.96, with each Common Share Subscription Receipt exchangeable for one common share (each, an “Digihost Share”) of Digihost, and 110,575 unit subscription receipts (the “Unit Subscription Receipts” and together with the Common Share Subscription Receipts, the “Subscription Receipts”) at a price of C$1.20 per Unit Subscription Receipt, with each Unit Subscription Receipt exchangeable for one unit (each, an “Digihost Unit”). Each Digihost Unit consisted of one Digihost Common Share and one common share purchase warrant (each, an “Digihost Warrant”) of Digihost. The Digihost Warrants which have been exchanged for equivalent securities of New Digihost entitled the holder thereof to acquire one Digihost Share at a price of C$1.75 for a period of 18 months following the conversion of the Unit Subscription Receipts.

Each Subscription Receipt was automatically converted, without payment of additional consideration, into one Digihost Share or one Unit, as applicable, upon satisfaction of the conditions precedent to the RTO Transaction. Subsequent to the conversion of the Subscription Receipts, the Digihost Shares and Digihost Warrants issued pursuant to the Financing were exchanged for equivalent New Digihost SV Shares and New Digihost SV Warrants, respectively, on a 1:1 basis.

The securities issued pursuant to the Financing were subject to a four-month and one day hold period. After completion of the RTO Transaction, the securities of New Digihost issued in exchange for Digihost securities offered pursuant to the Financing (including securities issuable thereunder) are free of trading restrictions, subject to TSXV escrow requirements, applicable U.S. securities laws and lock-up agreements entered into between purchasers of Subscription Receipts and Digihost.

Digihost International, Inc.

Notes to the Financial Statements

For the year ended December 31, 2019 and for the period from incorporation to December 31, 2018

(Expressed in United States Dollars)

13.	Subsequent events (continued)

Holders of warrants of Digihost, including all securities issued pursuant to the Financing, received one (1) equivalent convertible security to purchase New Digihost SV Shares in exchange for each Digihost common share purchase warrant (“New Digihost SV Warrants”). As a result of the RTO and the Financing, there are now 40,073,661 New Digihost SV Shares, 10,000 New Digihost PV Shares, 856,160 New Digihost SV Warrants and 1,875,000 New Digihost Options issued and outstanding in the capital of New Digihost.

A total of 13,102,657 New Digihost SV Shares, 10,000 New Digihost PV Shares, 110,575 New Digihost Warrants and 1,725,000 New Digihost Options issued to insiders and consultants of New Digihost are escrowed in accordance with a TSXV Tier 2 Surplus escrow agreement and will be released incrementally over a 36-month period. 16,937,093 New Digihost SV Shares issued to former Digihost shareholders and insiders of HashChain are escrowed as a TSXV Tier 2 Value escrow agreement and will also be released incrementally over a 36-month period.

New Digihost will carry on the business of HashChain as a Tier 2 technology issuer and the New Digihost SV Shares were listed for trading on the TSXV on February 20, 2020.

(ii)   Commencing in March 2020, the outbreak of the novel strain of coronavirus known as “COVID19” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.